May 12, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3720
Attn:    Larry Spirgel, Robert S. Littlepage

RE:	Portfolio Recovery Associates, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 000-50058
Ladies and Gentlemen:
     Portfolio Recovery Associates, Inc. (the “Company”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 28, 2009 from Robert S. Littlepage (on behalf of Larry Spirgel) of the Commission to Kevin Stevenson of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed with the Commission on February 27, 2009 (the “Form 10-K”). The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Company has included above each response a copy of the comment to which it is responding.
Form 10-K for Fiscal Year Ended December 31, 2008
1.	We note in your response to comment six your acknowledgement that you have several operating segments but state that they meet the aggregation criteria in paragraph 17 of FAS 131. While we do not object to your response you do not make any reference to your consideration of segments in your disclosure, which may be confusing to investors given the number of different businesses you describe. Please confirm with us that in future filings you will disclose your position that the company has several operating segments that qualify for aggregation as one reportable segment, accounts receivable management.
Response:
In response to the Staff’s comment, we will disclose in our future filings our position that the Company has several operating segments that qualify for aggregation as one reportable segment, accounts receivable management.

Securities and Exchange Commission
May 12, 2009

Part III Incorporated by Reference from Definitive Proxy Statement

Compensation Discussion and Analysis, page 17

Setting 2008 Executive Compensation, page 27
2.	In future filings please provide a more detailed analysis of how the size of the total bonus pool and actual cash bonuses to the named executive officers were determined for your most recent fiscal year. For example, if the size of the bonus pool was determined primarily based on performance against financial targets, disclose the material financial targets. With respect to actual cash bonuses awarded to each of the named executive officers, disclose material performance targets and any other material factors contributing to the award determinations. This disclosure should explain material differences in awarded amounts to each named executive officer. If you believe that disclosure of any of these performance targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it will be the company to achieve the performance target, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response:
In response to the Staff’s comment, we will provide a more detailed analysis in our future filings of how the size of the total bonus pool and actual cash bonuses to the named executive officers were determined for our most recent fiscal year.
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If you have any questions, please feel free to contact Adam M. Fox at 212.649.8732. Thank you for your cooperation and attention to this matter.

Portfolio Recovery Associates, Inc.
/s/ Kevin Stevenson
Chief Financial Officer